(a)(1)(v)
Date
Dear Shareholder:
PARADIGM Funds Trust (the “Fund”) has received and accepted for purchase your tender of a portion of your shares of beneficial interest (“Shares”) in the Fund.
Because you have tendered and the Fund has purchased a portion of your investment, you have been paid a note (the “Promissory Note”) entitling you to receive payment of 100% of the estimated purchase price based on the unaudited net asset value of the Fund as of December 31, 2007 (the “Valuation Date”), in accordance with the terms of the Repurchase Offer. You will receive a payment in this amount via wire or check, as per your instructions on your Repurchase Request Form. In accordance with the terms of the Repurchase Offer, payment will be made within 30 days of the Valuation Date unless the Fund has requested a withdrawal of its capital from any Portfolio Funds in order to fund the repurchase of Shares, in which case payment will be made 10 business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such Portfolio Funds.
The Promissory Note is held by PARADIGM Global Advisors, LLC, on your behalf for your safety and convenience. Once payment has been made to you in full under the terms of the Promissory Note, the Promissory Note will be cancelled.
You remain a Shareholder of the Fund with respect to the portion of your Shares in the Fund that you did not tender.
Should you have any questions, please call your financial advisor or broker, or you can call PARADIGM Global Advisors, LLC, at (212)271-3388.
Sincerely,
PARADIGM Global Advisors, LLC